B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Thursday, September 26, 2002

SEC EXEMPTION #82-4245

Office of International Finance
Securities & Exchange C[redacted]
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

02055272

SEC MAIL PROCESSING
RECEIVED
OCT 07 2002
WASH, D.C. 154 SECTION

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

SUPPL

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Enclosures: Press Release – September 26, 2002
Annual Report and Shareholders' Meeting Materials sent to Shareholders
Interim Report – First Quarter Fiscal 2003

dlw 10/9

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FIRST QUARTER REPORT

For the First Three Months
Ended August 3, 2002

AMERICAN
HOME
TREASURES

Consolidated Statements of Operations

(Unaudited)

For the period ended	**August 3, 2002** *13 Weeks Ended*	August 4, 2001 *13 Weeks Ended*
Sales	$ 1,837,354	$ 1,618,588
Cost of goods sold	703,243	613,264
Gross profit	1,134,111	1,005,324
Selling expenses	303,003	234,493
Administrative expenses	409,486	378,572
Total selling and administrative expenses	712,489	613,065
Operating earnings before interest, amortization and income taxes	421,622	392,259
Interest expense	57,503	76,005
Operating earnings before amortization and income taxes	364,119	316,254
Amortization of capital assets and deferred development	140,193	101,086
Operating earnings before amortization of AHT Video Library and income taxes	223,926	215,168
Amortization of AHT Video Library	127,371	127,371
Earnings before income taxes	96,555	87,797
Current income taxes	93,013	-
Future income taxes	(52,675)	-
Net earnings	$ 56,217	$ 87,797
Operating earnings before interest, amortization and income taxes per share	$ 0.05	$ 0.05
Basic and diluted earnings per share (Note 4)	$ 0.01	$ 0.01

Consolidated Statements of Retained Earnings

(Unaudited)

For the period ended	**August 3, 2002** *13 Weeks Ended*	August 4, 2001 *13 Weeks Ended*
Retained earnings – beginning of period	$ 985,831	$ 444,109
Net earnings	56,217	87,797
Retained earnings – end of period	$ 1,042,042	$ 531,906

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. Summary of Significant Accounting Policies

The significant accounting policies used in these unaudited interim consolidated financial statements conform with those presented in the corporation's May 4, 2002 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. Bank Indebtedness

As of August 3, 2002, the corporation had an operating line of credit in the amount of $2,500,000 (May 4, 2002 – $2,500,000) of which approximately $1,266,000 (May 4, 2002 – $1,064,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

3. Contingency

Under the corporation's bank operating line of credit, a standby letter of credit has been issued to a supplier to a maximum of $500,000.

4. Capital Stock

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year	8,054,333	$ 2,159,783
Balance – end of period	8,054,333	$ 2,159,783

Consolidated Balance Sheets

As at		August 3, 2002 *Unaudited*		May 4, 2002 *Audited*
Assets				
Current				
Accounts receivable	$	**1,649,479**	$	1,703,685
Inventories		**2,084,733**		1,950,644
Prepaid video royalties		**917,532**		713,949
Prepaid expenses and deposits		**69,755**		69,386
Deferred development costs		**162,188**		172,188
		4,883,687		4,609,852
AHT Video Library		**509,487**		636,858
Loan receivable		**14,000**		28,000
Deferred development costs		**222,996**		204,529
Capital assets		**958,094**		957,347
	$	**6,588,264**	$	6,436,586
Liabilities				
Current				
Bank indebtedness (Note 2)	$	**1,267,046**	$	1,011,941
Accounts payable and accrued liabilities		**1,079,874**		1,091,933
Income taxes payable		**90,412**		56,300
Long-term debt due within one year		**375,000**		383,334
Capital lease obligations due within one year		**44,074**		62,741
		2,856,406		2,606,249
Long-term debt		**343,750**		437,500
Capital lease obligations		**23,952**		32,223
Future income taxes		**162,325**		215,000
		3,386,433		3,290,972
Shareholders' Equity				
Capital stock (Note 4)		**2,159,783**		2,159,783
Retained earnings		**1,042,048**		985,831
		3,201,831		3,145,614
	$	**6,588,264**	$	6,436,586

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

The following table sets out the computation of basic and diluted earnings per share:

		August 3, 2002		August 4, 2001
Numerator:				
Net earnings available to common shareholders		**56,217**		87,797
Denominator:				
Weighted average shares for basic earnings per share		**8,054,333**		8,047,333
Effect of dilutive securities				
Employee stock option		**18,868**		-
Warrants		**-**		-
		18,868		-
Adjusted weighted average shares and assumed conversions for diluted earnings per share		**8,073,201**		8,047,333
Basic earnings per share	**$**	**0.01**	$	0.01
Diluted earnings per share	**$**	**0.01**	$	0.01

Consolidated Statements of Cash Flows

(Unaudited)

For the period ended		**August 3, 2002** *13 Weeks Ended*		August 4, 2001 *13 Weeks Ended*
Operating activities				
Net earnings	$	56,217	$	87,797
Items not affecting cash:				
Future income taxes		(52,675)		-
Net increase in prepaid royalties		(203,583)		(27,446)
Forgiveness of loan receivable		14,000		14,000
Amortization of capital assets		97,146		71,392
Amortization of deferred development costs		43,047		29,694
Amortization of AHT Video Library		127,371		127,371
		81,523		302,808
Net changes in non-cash working capital balances (*)		(58,199)		(171,954)
Cash flows provided by operating activities		23,324		130,854
Financing activities				
Increase in bank borrowings		255,105		485,292
Repayment of capital lease obligations		(26,938)		(19,855)
Repayment of long-term debt		(102,084)		(402,083)
Cash flows provided by financing activities		126,083		63,354
Investing activities				
Additions to capital assets		(97,893)		(145,863)
Additions to deferred development costs		(51,514)		(48,345)
Cash flows used in investing activities		(149,407)		(194,208)
Net change in cash and cash equivalents		-		-
Cash and cash equivalents, beginning and end of period	$	-	$	-
Interest on long-term debt	$	41,047	$	58,807
(*) Components of the net changes in non-cash working capital balances related to operation				
Accounts receivable	$	54,206	$	71,307
Inventories		(134,089)		(270,294)
Income taxes recoverable		-		31,944
Prepaid expenses and deposits		(369)		(11,800)
Accounts payable and accrued liabilities		(12,059)		6,889
Income taxes payable		34,112		-
	$	(58,199)	$	(171,954)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Report to Shareholders

We are pleased to report continued growth in our unaudited consolidated financial and operating results for the first quarter ended August 3, 2002.

Sales for the quarter were $1,837,354 compared to $1,618,588 during the same quarter last year, representing an increase of 14%. Operating earnings were $421,622 ($0.05 per share) compared to $392,259 ($0.05 per share) last year, representing an 8% increase over the same period last year. Net earnings for the quarter were $56,217 ($0.01 per share) compared to $87,797 ($0.01 per share) in the same quarter last year.

We are pleased with our results and growth and are continuing our efforts to expand our existing business.

Denis B.E. Donnelly
Chairman, President & CEO
September 19, 2002

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

RECEIVED OCT 2002

PRESS RELEASE

Monday, September 23, 2002

For Immediate Release

Stock Symbol: TSE:BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES FIRST QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, is pleased to report continued growth in its unaudited consolidated financial and operating results for the first quarter ended August 3, 2002.

Sales for the quarter were $1,837,354 compared to $1,618,588 during the same quarter last year, representing an increase of 14%. Operating earnings were $421,622 ($0.05 per share) compared to $392,259 ($0.05 per share) last year, representing an 8% increase over the same period last year. Net earnings for the quarter were $56,217 ($0.01 per share) compared of $87,797 ($0.01 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "We are pleased with our results and growth. We will continue our efforts on expanding our existing business."

FINANCIAL HIGHLIGHTS (unaudited)	Thirteen weeks ended	
	August 3, 2002	**August 4, 2001**
Sales	$ 1,837,354	$ 1,618,588
Operating earnings (EBITDA)[1]	421,622	392,259
Net earnings before income taxes	96,555	87,797
Income taxes	40,338	-
Net earnings	56,217	87,797
Operating earnings (EBITDA)[1] per share	$ 0.05	$ 0.05
Basic and diluted earnings per share	0.01	0.01

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represents earnings before interest, income taxes and amortization. Operating earnings (EBITDA) does not have a standardized meaning prescribed by generally accepted accounting principles and therefore, is unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

SEC EXEMPTION #82-4245

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

MANAGEMENT INFORMATION CIRCULAR

July 31, 2002

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") to be held on Thursday, September 5, 2002 at 11:00 a.m. (Toronto time) (the "Meeting") at the Toronto Marriott Eaton Centre, 525 Bay Street, Toronto, Ontario, Canada, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. No person has been authorized to give any information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Corporation. It is expected that the solicitation will be made primarily by mail, however, proxies may also be solicited personally, by telephone or telecopier, by directors, officers or regular employees or paid agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of this solicitation will be borne by the Corporation.

Voting Rights

Only shareholders of record on August 1, 2002 (the "Record Date") will be entitled to vote, in person or by proxy, at the Meeting, except to the extent that a Shareholder has transferred ownership of common shares after such date and the transferee of such shares establishes ownership thereof and makes a written request to the Corporation's registrar and transfer agent, CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9, not later than the close of business ten days before the Meeting, to be included in a list of shareholders entitled to vote at the Meeting, in which case the transferee, and not the holder of record on the Record Date, will be entitled to vote such common shares at the Meeting.

Appointment of Proxy Holders

Shareholders who are unable to be present at the Meeting may still vote though the use of a proxy. A shareholder who is unable to be present at the Meeting should complete and execute either the enclosed form of proxy and deliver it or return it by mail in the enclosed reply envelope so that it is received by CIBC Mellon Trust Company at any time prior to the Proxy Deadline (as defined below), or deposit it with the Chair or the scrutineers of the Meeting prior to the commencement thereof. By completing, executing and returning the enclosed form of proxy prior to the Proxy Deadline, a shareholder can participate in the Meeting through the person or persons named therein.

The persons named in the enclosed form of proxy accompanying this Circular are directors and officers of the Corporation. **A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in**

the blank space provided in the form of proxy, signing the form of proxy and returning it in the enclosed reply envelope in thè manner set forth below.

Use of Proxies

To be used at the Meeting, a proxy must be deposited with CIBC Mellon Trust Company, Proxy Department, if delivered in person, to 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or if delivered by mail, to P.O. Box 12005, Station BRM B, Toronto, Ontario, M7Y 2K5, or by facsimile at (416) 368-2502, at any time prior to 11:00 a.m. (Toronto time) on September 4, 2002 or, if there is an adjournment or postponement, prior to 11:00 a.m. (Toronto time) on the second business day preceding the date of the adjourned or postponed meeting (the "Proxy Deadline") or, in either case, with the Chair or the scrutineers of the Meeting at any time prior to the commencement of the Meeting or such adjournment or postponement thereof. Failure to so deposit a proxy may result in its invalidation. The time limit for depositing proxies prior to the Meeting may be waived by the Chair of the Meeting in his discretion without notice.

In order to be effective, a form of proxy must be executed by a shareholder or the shareholder's attorney, duly authorized in writing. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney. Where an attorney has executed a proxy, it must be accompanied by evidence of the attorney's authority to sign.

Revocation of Proxies

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or her, or by his or her attorney, duly authorized in writing, deposited at the registered office of the Corporation, or with CIBC Mellon Trust Company, Proxy Department, if delivered in person, to 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or if delivered by mail, to P.O. Box 12005, Station BRM B, Toronto, Ontario, M7Y 2K5, prior to 11:00 a.m. (Toronto time) on September 4, 2002, or prior to 11:00 a.m. (Toronto time) on the second business day preceding any adjournment or postponement of the Meeting, or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof, or in any other manner permitted by law.

Regardless of the form of proxy used, the persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions thereon. **In the absence of such specification, common shares represented by the enclosed form of proxy will be voted in favour of each of the matters referred to herein.**

Discretionary Authority of Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to, or variations of, matters identified in the Notice of Meeting and with respect to other matters, if any, that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

Voting Securities and Principal Holders Thereof

As of the date hereof, the Corporation had outstanding 8,054,333 common shares, each carrying one vote. As of the date hereof, to the knowledge of the directors or officers of the Corporation, the only person

that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Corporation is as follows:

Name and Address	Number of common shares	Percentage of Class
DENIS B.E. DONNELLY Aurora, Ontario	3,354,100	41.6%

Required Shareholder Approval of Matters to be Considered

The approval of the repricing of certain options described below under "Business of the Meeting – Repricing of Options" will require the affirmative vote of the majority of the votes cast at the Meeting, other than those attached to common shares held by the persons whose options are being repriced, or their affiliates. The other matters to be decided at the Meeting require the affirmative vote of a majority of the votes cast at the Meeting.

BUSINESS OF THE MEETING

Election of Directors

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

Nominee	Position with Corporation	Principal Occupation	Director Since	Number of Common Shares Beneficially Owned(3)
DENIS B.E. DONNELLY Aurora, Ontario	Chairman of the Board, President, Chief Executive Officer & Director	President & Chief Executive Officer of the Corporation	1981	3,354,100
DAVID E. CHAPMAN Toronto, Ontario	Secretary and Director	Partner, Bresver, Grossman, Scheininger & Chapman LLP, Toronto, Ontario (a law firm)	1995	2,000
WARREN PALITZ(1)(2) Haddonfield, NJ USA	Director	Director, Investment Banking, Greentree Brokerage Services, Inc., Philadelphia, USA	1997	35,000
MARK SHONIKER(1) (2) Toronto, Ontario	Director	Director, Bank of Montreal Capital Corporation	1999	Nil
C. MARK ZIELSTRA(1) (2) Winnipeg, Manitoba	Director	Company Director	1999	200,000

Notes:
(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Information respecting the number of common shares owned by each director has been provided by such director.

The size of the Board of Directors of the Corporation is currently five. All directors to be elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The Corporation does not have an executive committee. The Corporation is required to have an audit committee.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditors

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, 245 Fairview Mall Drive, Toronto, Ontario, are to be nominated at the Meeting for appointment as the auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board of Directors. Lipton, Wiseman, Altbaum & Partners LLP were first appointed as auditors of the Corporation on July 4, 1994.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the reappointment of Lipton, Wiseman, Altbaum & Partners LLP as auditors of the Corporation and the fixing of their remuneration by the Board of Directors.

Repricing of Options

In accordance with its stock option plan, as amended, on January 18, 1999 and June 13, 2000, the Corporation granted an aggregate of 47,500 options to purchase common shares exercisable at prices ranging from $1.065 to $1.25 per share to the two directors of the Corporation indicated below. Effective April 5, 2002 the board of directors of the Corporation approved, subject to shareholder approval and the approval of the Toronto Stock Exchange, a reduction in the exercise price of the options to $0.70 per share (the "Repricing"), being the closing price of the Common Shares on the Toronto Stock Exchange on such date. None of the directors listed below has previously had options repriced. The details of the Repricing are set forth below:

Name of Optionee	Common Shares Subject to Option	Exercise Price per Share before Reduction	Exercise Price per Share after Reduction
DAVID CHAPMAN	10,000	$1.250	$0.700
WARREN PALITZ	37,500	$1.065	$0.700
Total	**47,500**		

Shareholder approval of the Repricing is not required by law, but the Toronto Stock Exchange has requested shareholder approval of the Repricing by a majority of votes cast at the Meeting, other than votes attaching to common shares held by the above-referenced optionees and their associates. Accordingly, shareholders will be asked to consider and, if deemed appropriate, approve the resolution set out in Appendix "A".

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies to vote in favour of the resolution approving the Repricing.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table (presented in accordance with the regulation (the "Regulation") made under the *Securities Act* (Ontario)) sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended May 4, 2002 (to the extent required by the Regulation) in respect of the individuals who were, at May 4, 2002, executive officers of the Corporation whose total salary and bonus exceeded $100,000 (the "Named Executive Officers"). The Chief Executive Officer of the Corporation, Denis B.E. Donnelly, and the Chief Financial Officer, John P. Grzybowski, are the only executive officer for whom disclosure must be made. Specific aspects of the compensation of the Named Executive Officers are dealt with below.

		Annual Compensation			Long-Term Compensation			
					Award		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen -sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted ShareUnits ($)	LTIP Payouts ($)	All Other Compensation ($)
DENIS B.E. DONNELLY President & Chief Executive Officer	2002 2001 2000	$206,538 $185,000 $155,000	$48,000 None $25,000	None None None	None None None	None None None	None None None	None None None
JOHN P. GRZYBOWSKI Chief Financial Officer(1)	2002 2001	$112,073 $104,500	$3,000 None	None None	None None	None None	None None	None None

(1) John P. Grzybowski joined the Corporation as Chief Financial Officer on May 15, 2000.

Option Grants in the Fiscal Year ending May 4, 2002

The following table sets forth information concerning the granting of options to purchase Common Shares to any of the Named Executive Officers.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year 2002	Exercise or Base Price ($/Unit)	Market Value of Securities Underlying Options on the Date of Grant ($/Unit)	Expiry Date
DENIS B.E. DONNELLY	250,000	-	$0.70	$0.70	April 5, 2007
JOHN P. GRZYBOWSKI	-	-	-	-	-

Options Exercised and Aggregate Options Remaining

The following table sets forth information concerning each exercise of options by the Named Executive Officers during the fiscal year ended May 4, 2002.

Name	Securities acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 4, 2002 (#) Exercisable/Unexercisable	Value of Unexercised in-the-money Options at May 4, 2002 ($) Exercisable/Unexercisable
DENIS B.E. DONNELLY	None	None	250,000/Nil	12,500/Nil
JOHN P. GRZYBOWSKI	None	None	53,333/46,667	2,000/3,000

Composition of the Compensation Committee

Three outside directors, Warren Palitz, Mark Shoniker and C. Mark Zielstra acted as the Corporation's Compensation Committee during the fiscal year ended May 4, 2002. None of the members of the Compensation Committee performed similar functions with other public companies during the fiscal year ended May 4, 2002.

Compensation of Directors

The non-management directors of the Corporation receive a fixed $4,000 per annum paid quarterly for attending meetings of the Board of Directors or a committee of the Board of Directors.

Report On Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from a stronger balance sheet and increased earnings.

Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives.

In establishing the levels of base salary, the award of stock options and performance bonuses, the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

The Compensation Committee is also responsible for reviewing the Corporation's manpower and succession plans to ensure that adequate plans are in place.

Chief Executive Officer

The Corporation has entered into an employment agreement dated February 17, 1997 with Denis B.E. Donnelly, President and Chief Executive Officer of the Corporation, (the "Employment Agreement"). The Employment Agreement provides that on termination of the employment of Mr. Donnelly with the Corporation for any reason other than for cause, Mr. Donnelly is entitled to 36 months' salary plus the present value of the benefits, if any, that he would have enjoyed over such 36 months. The term of employment for Mr. Donnelly was from February 17, 1997 through to February 28, 2002, which has been extended to February 28, 2005. Mr. Donnelly's base salary was increased effective November 1, 2001 by $40,000 per annum. The current annual base salary of Mr. Donnelly is $225,000.

The Compensation Committee has determined that the terms of the Employment Agreement are consistent with the compensation paid to chief executive officers of comparable companies.

The foregoing report as of May 4, 2002, was submitted to the Corporation by the Compensation Committee.

Warren Palitz
Mark Shoniker
C. Mark Zielstra

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, officer or other insider of the Corporation, or any associate or affiliate thereof, has or had any material interest in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation was indebted to the Corporation at any time during the fiscal year ended May 4, 2002.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with the disclosure requirements of the Toronto Stock Exchange and using the corporate governance guidelines set out in the Toronto Stock Exchange Company Manual as a reference, the Board of Directors of the Corporation has adopted the following statement of corporate governance practices:

The Board implicitly and explicitly acknowledges its responsibility for the stewardship of the Corporation as follows:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process;

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks;

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation;

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public but has no formal communication policy; and

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

Given the extensive experience of senior management of the Corporation in the Corporation's principal business, it has not been necessary for the Board to encourage senior management to participate in appropriate professional and personal development activities, courses and programs. However, the Board does support management's commitment to the training and development of all permanent employees.

Composition and Function of the Board of Directors

Until February 18, 2002, the Board consisted of six members. The Board currently comprises five members of whom three, Messrs. Warren Palitz, Mark Shoniker and C. Mark Zielstra are unrelated directors. At this time, no nominee has been identified to replace the director that resigned this year. It is the Board's intention that once a suitable nominee has been identified, to increase the size of the Board to six members.

The Board has considered the relationship of each current director in making this determination. Mr. Donnelly is a member of management of the Corporation and Mr. Chapman is an officer of the Corporation and provides legal services to the Corporation through a law firm of which he is a partner.

The Board has in the past considered its size with a view to its effectiveness and has concluded that additional outside directors are required. As a result, in 1999 the size of the Board of Directors was increased by one, and two additional "unrelated" directors were added. The Board, thus constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate for the stewardship of the Corporation.

The Board of Directors expressly assumes responsibility for developing the Corporation's approach to governance issues and is responsible for the responses to governance guidelines. The Corporation has not

developed position descriptions for the directors or the Chief Executive Officer. Any responsibility that is not delegated to management or a Board committee remains with the Board.

The Board has functioned and is of the view that it can continue to function, independently of management, as required. The Board has not appointed a chair of the Board who is an unrelated director. However, unrelated directors are free to add items to agendas or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings. Board meetings are held at least three times a year.

The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

Committees of the Board

The Board has not constituted a formal nominating committee. Nominations for the Board have been the result of recruitment efforts by several directors and have been discussed informally with several directors before being brought to the Board as a whole.

The Board has not constituted a committee comprised exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.

The Corporation does not have a formal process of orientation and education for new members of the Board. This process is handled informally by members of the Board.

The Board has not adopted a system that would enable an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. If such an engagement were appropriate, it would be subject to the approval of the unrelated directors of the Board in consultation with the Chairman and Chief Executive Officer.

The Audit Committee is currently composed of three directors, all of whom are unrelated. The Compensation Committee is currently composed of three directors, all of whom are unrelated.

The Audit Committee reviews the annual and quarterly financial statements, material investments and transactions that could materially affect the financial position of the Corporation. The Audit Committee also establishes and monitors procedures to resolve conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation.

The mandate of the Compensation Committee is, in part, to make recommendations to the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Compensation Committee meets periodically to implement its mandate. The Compensation Committee further reviews compensation paid to management of similarly sized companies to ensure that remuneration to management of the Corporation is consistent with industry standards. The Compensation Committee also considers and makes recommendations to the Board of Directors with respect to the granting of stock options.

Shareholder Communication

To enable the Corporation to communicate more effectively with its shareholders, the Corporation has created the office of the Communications Officer. John Grzybowski is the current Communications Officer of the Corporation and may be reached at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone (905) 884-2323 or email to ir@bfsent.com). The Communications Officer is responsible for receiving all communications from the shareholders of the Corporation, other shareholders and the public generally, accommodating feedback from shareholders about the operations of the Corporation and effectively interpreting the operations of the Corporation to shareholders.

DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

BY ORDER OF THE BOARD OF DIRECTORS

July 31, 2002
Richmond Hill, Ontario

(signed) Denis B.E. Donnelly
President and Chief Executive Officer

APPENDIX "A"

RESOLUTION TO APPROVE THE REPRICING OF CERTAIN OPTIONS

BE IT RESOLVED THAT:

The exercise price per common share of the following stock options granted by the Corporation pursuant to the Corporation's existing stock option plan to the persons indicated, all of whom are directors of the Corporation, be amended such that the exercise price per common share of such options will hereafter be $0.70:

Optionee	**Number of Common Shares**	**Current Exercise Price**
David Chapman	10,000	$1.250
Warren Palitz	37,500	$1.065

SEC EXEMPTION #82-4245

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special meeting (the "Meeting") of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") will be held on Thursday, September 5, 2002 at 11:00 a.m. (Toronto time) at the Toronto Marriott Eaton Centre, 525 Bay Street, Toronto, Ontario, Canada for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended May 4, 2002, together with the auditor's report thereon;

2. to elect the directors of the Corporation;

3. to appoint Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration;

4. to consider and if deemed advisable, to pass, with or without variation, a resolution to approve the repricing of certain options, the details of which are described in the accompanying management information circular; and

5. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in accordance with the instructions on the back of such form so as to arrive prior to 11:00 a.m. (Toronto time) on September 4, 2002 (or prior to 11:00 a.m. (Toronto time) at least two business days preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Denis B.E. Donnelly
President and Chief Executive Officer

July 31, 2002
Richmond Hill, Ontario

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

Proxy for use at
the Annual and Special Meeting of Shareholders
to be held on September 5, 2002

The undersigned shareholder of **BFS ENTERTAINMENT & MULTIMEDIA LIMITED** (the "Corporation") hereby appoints Denis B.E. Donnelly, Chief Executive Officer, or failing him, David Chapman, Secretary, or failing either of them ______________________ as proxy for the undersigned to attend, vote and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held at 11:00 a.m. on September 5, 2002 at the Toronto Marriott Eaton Centre, 525 Bay Street, Toronto, Ontario, Canada and at any adjournment or adjournments thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or adjournments thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the Common Shares registered in the name of the undersigned as follows:

1. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the election of the nominees of management as directors;
2. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors, and the authorization of the directors to fix their remuneration;
3. [ ] **VOTE FOR** or [ ] **VOTE AGAINST** a resolution to approve the repricing of certain options held by officers and directors of the Corporation, the particulars of which are described in the accompanying circular; and
4. **IN HIS/HER DISCRETION** with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

DATED: ________________, 2002

____
Signature of Shareholder
(Please sign exactly as your name appears on this form)

____
Name of Shareholder

____
Number of Common Shares Held

Notes:

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy must be dated and signed by the shareholder or by the shareholder's duly authorized attorney or other legal representative. Any such attorney or representative must provide proof of authority to sign on behalf of the registered shareholder. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney.

2. If not dated, this proxy shall be deemed to bear the date on which it was mailed or delivered to the Corporation.

3. A shareholder who has common shares registered in the name a securities dealer or broker should contact such dealer or broker for instructions in voting their common shares.

4. **A shareholder have the right to appoint a person other than as designated above to represent him or her at the Meeting, either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided, or by completing another proper form of proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company in the reply envelope provided at the address below.**

5. The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **In the absence of direction, this proxy will be voted for each of the matters referred to herein.**

6. A completed proxy must be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department, so as to arrive prior to 10:00 a.m. (Toronto time) on September 4, 2002 (or prior to 10:00 a.m. (Toronto time) at least two business days preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof. The address of CIBC Mellon Trust Company is, if delivered in person, 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or if delivered by mail, P.O. Box 12005, Station BRM B, Toronto, Ontario, M7Y 2K5. A completed proxy may also be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department by facsimile at (416) 368-2502.

SEC EXEMPTION #82-4245

CUSIP 054813
To Non-Registered Shareholders

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

National Policy Statement No. 41 - Shareholder Communication provides beneficial shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications please complete this form and return it to the address at the bottom of this form.

Please add my name to the Supplemental Mailing List kept by you in order that I might receive interim financial statements. I confirm that I am a non-registered shareholder of BFS Entertainment & Multimedia Limited.

Name: ______________________________

Signature: ______________________________

Address: ______________________________

____

Postal Code: ______________________________

Date: ____________________

Please Print Clearly

BFS Entertainment & Multimedia Limited
360 Newkirk Road North
Richmond Hill, Ontario
L4C 3G7